Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	November 30,			Years Ended August 31,
(in thousands)	2008	2007	2008	2007	2006	2005	2004
EARNINGS:

Income from continuing operations before income taxes	$156,156	$337,800	$874,583	$797,391	$564,116	$306,556	$258,318

ADD:
Minority interests	22,182	22,979	72,160	143,214	91,079	49,825	34,184
Fixed charges, as shown below	28,547	27,650	124,000	80,529	72,056	74,540	67,463
Amortization of capitalized interest	906	634	3,145	1,800	1,344	1,000	1,000
Distributions from equity investments	39,410	12,332	110,013	66,693	58,240	64,869	58,701
Investments redeemed — equity investees, cooperatives and other	2,163	66	43,046	4,935	7,283	13,514	15,937

SUBTRACT:
Equity in income of investees	(20,723)	(31,190)	(150,413)	(109,685)	(84,188)	(95,742)	(79,022)
Noncash patronage dividends received	(393)	(445)	(4,083)	(3,302)	(4,969)	(3,060)	(4,986)
Interest capitalized	(898)	(4,304)	(9,759)	(11,717)	(4,652)	(6,836)	(2,817)

EARNINGS AS ADJUSTED	$227,350	$365,522	$1,062,692	$969,858	$700,309	$404,666	$348,778

FIXED CHARGES:
Interest	$22,388	$22,675	$100,123	$63,528	$55,214	$58,367	$51,534
Amortization of debt costs expensed or capitalized	1,350	699	4,439	2,231	4,014	4,569	3,971
Appropriate portion (1/3) of rent expense	4,809	4,276	19,438	14,770	12,828	11,604	11,958

TOTAL FIXED CHARGES	28,547	27,650	124,000	80,529	72,056	74,540	67,463

PREFERRED DIVIDEND FACTOR:	5,194	4,156	19,392	15,572	12,767	10,815	9,339

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$33,741	$31,806	$143,392	$96,101	$84,823	$85,355	$76,802

RATIO	6.7x	11.5x	7.4x	10.1x	8.3x	4.7x	4.5x